UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2008

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

RELEVANT EVENT

Further to the relevant event dated June 3, 2008 in relation to the agreements reached with the Chinese group CITIC Group, BBVA informs that Citic
International Financial Holdings Limited (CIFH) and Gloryshare Investments
Limited (wholly owned subsidiary of CITIC Group) have issued a joint announcement regarding the proposal to privatise CIFH by way of a “scheme of arrangement”. Such announcement contains the terms and conditions of such offer and is available on the HKSE website, through the following link
http://www.hkex.com.hk/index.htm.

Today, June 11, 2008, at 9:30 (Madrid time), the agreements signed with CITIC
Group shall be presented to analysts and investors through a live webcast of the presentation which may be accessed from BBVA´s corporate site
(http://inversores.bbva.com/) and which will be available for replay at BBVA´s corporate web site during at least the following month.

Madrid, June 11, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 06/10/2008	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer